

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 20, 2011

Michael A. Kramarz
Chief Financial Officer
Oncologix Tech, Inc.
P.O. Box 8832
Grand Rapids, Michigan 49518

> **Re: Oncologix Tech, Inc.**
> **Form 10-K for the fiscal year ended August 31, 2010**
> **Filed November 29, 2010**
> **File No. 000-15482**

Dear Mr. Kramarz:

Your most recent Form 10-K for the fiscal year ended August 31, 2010 includes financial statements for the year ended August 31, 2009 audited by Chisholm, Bierwolf, Nilson & Morrill, LLC. Effective April 8, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Chisholm, Bierwolf, Nilson & Morrill, LLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Chisholm.pdf.

As Chisholm, Bierwolf, Nilson & Morrill, LLC is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Chisholm, Bierwolf, Nilson & Morrill, LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an amendment to your Item 4.01 Form 8-K dated September 9, 2010 to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Chisholm, Bierwolf, Nilson & Morrill, LLC. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an updated Exhibit 16 letter from Chisholm, Bierwolf, Nilson & Morrill, LLC at the time you file your amended Item 4.01 Form 8-K please disclose this fact in the Form 8-K.

Once you explain Chisholm, Bierwolf, Nilson & Morrill, LLC's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than May 3, 2011. If you have any questions, please contact Dennis Hult, Staff Accountant, at 202-551-3618 or me at 202-551-3671.

Sincerely,

Martin James
Senior Assistant Chief Accountant